CONFIDENTIAL, FOR USE OF COMMISSION ONLY
April 16, 2008
Via EDGAR, Facsimile and Federal Express
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Peggy Kim
Re:	Lam Research Corporation Schedule TO-I Filed April 3, 2008 File No. 005-35859
Ladies and Gentlemen:
          On behalf of Lam Research Corporation (“Lam” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission made in a letter dated April 14, 2008. That letter addressed the above-referenced filing. The Company’s responses to the comments contained in the Staff’s letter are set forth below. The numbered paragraphs below correspond to the paragraph numbers of the Staff letter.
Schedule TO-I
1.	“We note that you are relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Further, we note that several current officers, who were not officers on the dates the misdated options were granted to them, will participate in your offer. See the Form 8-K filed on April 4, 2008. Please tell us why you believe current officers may participate in the offer when the global exemptive order is limited to exchange offers for current employees of the issuer.”

Company’s response

In response to the Staff’s comment, the Company amends the Offer to Amend Certain Outstanding Options, dated April 3, 2008 (the “Offer”) to exclude current officers from participation in the Offer. The amended Schedule TO-I is being filed concurrently with this letter. Since the Company will modify the number of the eligible options being sought in the Offer, it will keep the Offer open for a period of 10 business days from the date of the amendment.

     Offer to Amend Certain Options
     Conditions of the offer, page 14
2.	Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise to remove the reference to “threatened” and “proposed” since it is unclear how these actions could be objectively determined.
     Company response
In response to the Staff’s comment, the Company revised the disclosure to remove the references to “threatened” and “proposed”.

3.	The disclosure indicates “Any determination we make concerning the events described in this Section 8 will be final and binding upon all persons.” Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge the Company’s determinations.
     Company response
In response to the Staff’s comment, the Company revised the disclosure to state that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties and to disclose that security holders may challenge the Company’s determinations.
     Information concerning Lam Research, page 17
4.	The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). Please revise and include all of the information required by Item 1-02(bb)(1) of Regulation S-X. See Item 1010(c)(1) of Regulation M-A. In addition, please present Income per common share from continuing operations on a per share basis. See Item 1010(c)(2) of Regulation M-A. For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.
     Company response
In response to the Staff’s comment, the Company provided additional disclosure to include all of the of the information required by Item 1-02(bb)(l) of Regulation S-X and to present income per common share from continuing operations on a per share basis.
     Exhibit (a)(l)(J). Screenshot of Agreement to Terms of Election
5.	Please revise paragraph 10 to omit the requirement that security holders acknowledge that they have read the tender offer documents.
     Company response

In response to the Staff’s comment, the Company revised paragraph 10 to omit the requirement that security holders acknowledge that they have read the tender offer documents.
* * * *
     As requested by the Commission and in connection with responding to the Staff’s comments with respect to the above referenced filings, the Company has authorized the undersigned to provide its acknowledgement that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this response please contact me at (650) 324-6979.

Very truly yours,

/s/ Richard Grimm

Richard Grimm
Heller Ehrman LLP